

June 6, 2019

Daniel Serruya
President and Chief Executive Officer
BRK, Inc.
411 Eastgate Road, Suite A
Henderson, NV 89001

> **Re: BRK, Inc.**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed May 21, 2019**
> **File No. 024-10989**

Dear Mr. Serruya:

We have reviewed your amended offering statement and have the following comment. Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 1 to Offering Statement on Form 1-A

Offering Circular
Relationships and Related Party Transactions, page 32

1. We note your revised disclosure in response to comment 3 in our letter dated May 13, 2019 and we re-issue our comment. Please revise your disclosure to provide the information required by Item 13. of Form 1-A. By way of example and not limitation, please identify the related party associated with each related party transaction. Please also revise your disclosure to clearly state the amount involved in each related party transaction, including any amounts repaid and any remaining balances. In this regard, we note that the amounts disclosed for many of the transactions do not appear accurate. For example, you disclosed that during the year ended April 30, 2017, a related party advanced the Company $94,025 and the Company repaid $93,750. However, you disclose that the Company still owes a balance of $63,815.

Daniel Serruya
BRK, Inc.
June 6, 2019
Page 2

       Please contact Jay Ingram (Legal Branch Chief) at 202-551-3397 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Manufacturing and
       Construction